Filed by Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371

This filing relates to the proposed merger of Griffin-American Healthcare REIT II, Inc., a Maryland corporation (“GAHR II”), and NorthStar Realty Finance Corp., a Maryland corporation (“NorthStar”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 5, 2014, by and among GAHR II, Griffin-American Healthcare REIT II Holdings, LP, a Delaware limited partnership (“GAHR II Operating Partnership”), NorthStar, NRF Healthcare Subsidiary, LLC, a Delaware limited liability company (“NorthStar Merger Sub”), and NRF OP Healthcare Subsidiary, LLC, a Delaware limited liability company ( “NorthStar Partnership Merger Sub”).

Dear Stockholder:

Thank you for opting to receive your Griffin-American Healthcare REIT II, Inc. 2014 proxy materials electronically.

Below is a link to the Internet voting site where you can access the 2014 proxy materials. We encourage you to review these documents and vote on the proposals being put before the stockholders. If you need a current version of Adobe Acrobat to access these documents, you may download it free at: http://www.adobe.com.

VOTE NOW
You may view the proxy materials and access the secured electronic voting site at http://www.2voteproxy.com/hcreit2

To record your vote you will need to have available the following important numbers:

•	Your personal thirteen-digit control number: XXX XXX XXX XXX

Your vote is very important and assists us in establishing the necessary quorum to conduct business at the Special Meeting of Stockholders. We appreciate your prompt attention to this matter.

We want to thank you for your relationship with Griffin-American Healthcare REIT II, Inc. and the trust you have placed with our firm.

Sincerely,

Griffin American Healthcare REIT II, Inc.

Additional Information and Where You Can Find It

On October 29, 2014, GAHR II filed a proxy statement/prospectus in connection with the merger. Investors and GAHR II’s stockholders are urged to read carefully the proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors and stockholders may obtain free copies of these documents and other documents filed by GAHR II with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by GAHR II by going to GAHR II’s corporate website at www.HealthcareREIT2.com or by sending a written request to GAHR II at 18191 Von Karman Avenue, Suite 300, Irvine, California, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the Merger.

GAHR II and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from stockholders of GAHR II in favor of the proposed merger. A description of any interests that GAHR II’s officers and directors have in the merger is available in the proxy statement/prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by going to GAHR II’s corporate website at www.HealthcareREIT2.com.